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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the Month of September 2004

                       SHINHAN FINANCIAL GROUP CO., LTD.
                (Translation of registrant's name into English)

             120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F  X          Form 40-F
                                   ---                   ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                            Yes                   No  X
                                ---                  ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

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Issuance of Senior Notes by Shinhan Bank

     On September 21, 2004, Shinhan Bank, one of our major banking subsidiaries, decided to issue Euro Medium Term notes amounting to USD 20,000,000. The notes are scheduled to be issued on September 30, 2004. The following is a detailed summary of terms and conditions of the note issuance.

1.  Issuer              : Shinhan Bank
2.  Amount              : USD 20 Million
3.  Status              : Euro Medium Term Notes
4.  Trade Date          : September 21, 2004
5.  Issue Date          : September 30, 2004
6.  Maturity Date       : September 30, 2014, subject to Early Redemption
7.  Issue Price         : 100%
8.  Coupon Rate         : 6.30%
9.  Coupon Dates        : Annually on 30th of September of each year commencing
                          from 30th September 2005, subject to Early Redemption
10. Early Redemption    : The issuer has the right but not the obligation to
                          call the notes at par annually on each 30th of September commencing from 30th September, 2005, subject to adjustment in accordance with the Modified Following Business Day Convention (each a "Call Option Date"), with a minimum of 5 New York and London Business Days prior notice. The date of exercise shall be the Call Date
11. Listing             : Singapore Stock Exchange
12. Redemption Price    : 100%
13. Day Count Fraction  : 30/360

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            SHINHAN FINANCIAL GROUP CO., LTD.


                                            By  /s/ Byung Jae Cho
                                            ------------------------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer


Date : September 22, 2004